Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2009 Second Quarter Results
Semiconductor industry resumes lithography technology transition purchases
VELDHOVEN, the Netherlands, July 15, 2009 — ASML Holding NV (ASML) today announces 2009 second quarter results according to US GAAP as follows:
•	Q2 2009 net sales of EUR 277 million versus Q1 2009 net sales of EUR 184 million (Q2 2008 net sales of EUR 844 million).

•	Q2 2009 net loss of EUR 104 million, or 37.6 percent of net sales, versus a Q1 2009 net loss of EUR 117 million or 63.8 percent of net sales (Q2 2008 net income of EUR 192 million or 22.7 percent of net sales).

•	Q2 2009 net bookings valued at EUR 394 million with 15 systems including 11 new and 4 used systems, leading to an order backlog valued at EUR 1,064 million as of June 28, 2009.
“We closed the second quarter with weak but better than anticipated sales, and managed to generate cash in this very difficult market environment, similar to that of the first quarter of the year when our customers virtually froze their capital purchases,” said Eric Meurice, president and Chief Executive Officer of ASML. “We improved our cost structure in order to limit the need for cost increases when sales volume recovers and we continued to invest heavily in our strategic research and development (R&D) projects. Extreme Ultraviolet (EUV) technology made significant progress as customers demonstrated working chips manufactured on ASML alpha tools and as we continue integration of the first pilot production systems to be delivered in 2010. Our NXT next-generation immersion systems are being prepared for shipment in the third quarter of

2009 and two breakthrough products in our Holistic Lithography portfolio have been introduced at SEMICON West in San Francisco: the FlexRay™ programmable illumination device and the BaseLiner™ scanner stability pack. These products will enable customers to continue shrink on immersion systems through optimized and stabilized process windows,” Meurice added.
Operations Update
In Q2 2009, ASML’s net sales of EUR 277 million included 4 new and 6 used systems, resulting in net system sales of EUR 183 million, and net service and field options sales of EUR 94 million. Net system sales for Q1 2009 included the shipment of 7 new and 4 used machines, totaling EUR 101 million, and net service and field options sales of EUR 83 million.
The Q2 2009 average selling price for a new system was EUR 31.1 million, compared with the Q1 2009 average selling price for a new system of EUR 13.8 million. The Q2 2009 average selling price for all ASML systems sold was EUR 18.3 million, compared with the Q1 2009 average selling price for all systems sold of EUR 9.2 million.
Q2 2009 net bookings totaled 15 systems valued at EUR 394 million, including 13 immersion systems demonstrating the focus on technology investments.
ASML’s order backlog as of June 28, 2009 was EUR 1,064 million, totaling 43 systems with an average selling price of EUR 24.7 million. ASML’s backlog as of March 29, 2009 was valued at EUR 853 million, totaling 38 systems with an average selling price of EUR 22.4 million.
In Q2 2009, ASML generated a net loss of EUR 104 million, or EUR 0.24 per ordinary share as compared with a net loss in Q1 2009 of EUR 117 million or EUR 0.27 per ordinary share.
The company’s Q2 2009 gross margin was 12.5 percent, compared with the Q1 2009 gross margin of 6.7 percent, reflecting an increase in sales from extremely low levels in Q1 2009.

Q2 2009 R&D costs were EUR 118 million net of credits, unchanged from Q1 2009.
Selling, general and administrative (SG&A) costs were EUR 41 million in Q2 2009, unchanged from SG&A costs in Q1 2009.
Net cash from operations was EUR 71 million in Q2 2009. ASML ended Q2 2009 with EUR 1,093 million in cash and cash equivalents, compared with EUR 1,151 million at the end of Q1 2009. Cash flow was impacted by dividend payments totaling EUR 86 million and capital expenditures totaling EUR 43 million mainly for new manufacturing facilities which were finalized in the second quarter.
Outlook
“We booked a net of 15 systems worth EUR 394 million in the second quarter, signaling a return to a more typical rate of technology transition investments,” Meurice said. “We expect this pattern of technology transitions to result in minimum quarterly net sales of between EUR 400 million and EUR 500 million on average for the next quarters, until a recovery of semiconductor unit growth — even if limited — contributes to a re-start of capacity buys. As already indicated, we manage the company towards break-even at a quarterly sales level of around EUR 450 million by the end of 2009 and will therefore be able to support all our strategic R&D programs and maintain appropriate upside production capacity. The customer technology investments will initially focus on our XT and NXT immersion machines, capable of single patterning 50 to 40 nanometer (nm) nodes and double patterning 40 to 30 nm nodes. We anticipate that investments will gradually shift to EUV as the industry has confirmed its roadmap for a capital-efficient transition to 22 nm nodes and smaller starting with 2010 development and volume production expected in 2012,” Meurice added.
ASML expects Q3 2009 net sales of around EUR 450 million and gross margin in Q3 2009 of about 30 percent. R&D expenditures are expected to be at EUR 115 million net of credits and SG&A costs are expected at EUR 39 million. The cash balance during the second half of 2009 will be moderately below our EUR 1 billion target as we will prepare for the ramp up of the first NXT systems in Q3 2009, accelerating in 2010, and of five

EUV systems to be delivered in 2010, due to longer production lead times requiring more working capital.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. For more information, visit our website: www.asml.com
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 70 304 3371 and the US +1 706 679 0473. To listen to the conference call, access is also available via www.asml.com
A presentation about 2009 second quarter results is available on www.asml.com
A video statement of CFO Peter Wennink is available on www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income/(loss) and equity from US GAAP to IFRS as adopted by the European Union (IFRS) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. Quarterly an IFRS income statement, statement of cash flows, statement of financial position and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com
On July 24, 2009 ASML will publish its Statutory Interim Report for the six months period ended June 28, 2009. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands and will include Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an Interim Management Board Report and a Managing Directors’ Statement.
The Statutory Interim Report for the six months period ended June 28, 2009 will be available online at www.asml.com as from July 24, 2009.
The consolidated balance sheets of ASML Holding N.V. as of June 28, 2009, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended June 28, 2009 as presented in this press release are unaudited.
Regulated Information
This press release and the US GAAP financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.